Exhibit 99.1
TechFaith Reports Fourth Quarter and Full Year 2010 Financial Results
Highlights:
•	4Q10 revenue increased 29% from 4Q09 to US$76.9 million.

•	4Q10 income from operations increased 317% from 4Q09 to US$12.1 million.

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4Q10 net income increased by 187% from 4Q09 to US$8.9 million, representing US$0.17 per basic and diluted weighted average outstanding ADS for 4Q10 compared to US$0.07 and US$0.07, respectively, for 4Q09.

•	FY10 revenue increased by 29% from FY09 to US$271.9 million.

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FY10 net income increased by 333% from FY09 to US$27.3 million, representing US$0.56 and US$0.50 per basic and diluted weighted average outstanding ADS for FY10 compared to US$0.15 and US$0.14, respectively, for FY09.

Beijing, China, March 2, 2011 — China TechFaith Wireless Communication Technology Limited (NASDAQ: CNTF) (“TechFaith” or the Company) today announced its unaudited financial results for the fourth quarter and the full year ended December 31, 2010.
For the fourth quarter of 2010, TechFaith reported net revenue of US$76.9 million, a 29% increase compared to US$59.8 million in the fourth quarter of 2009, due to strong growth of QIGI branded mobile sales, and strong growth in the Company’s gaming business. Gross profit for the fourth quarter of 2010 was US$21.5 million, a 124% increase compared to US$9.6 million in the same quarter last year, due to the strong growth in the Company’s QIGI branded mobile phone sales and its gaming business, both of which are higher gross margin businesses. As a result, gross margin for the fourth quarter of 2010 was 28.0% compared to 16.1% in the same quarter of 2009. Income from operations for the fourth quarter of 2010 was US$12.1 million — a Company record level — representing a 317% increase compared to US$2.9 million in the fourth quarter of 2009, due the above noted growth in the Company’s higher gross margin businesses. Net income attributed to TechFaith for the fourth quarter of 2010 was US$8.9 million or US$0.17 per basic and diluted weighted average outstanding ADS, compared to US$3.1 million or US$0.07 per basic and diluted weighted average outstanding ADS in the fourth quarter of 2009.
For the full year ended December 31, 2010, TechFaith reported net revenue of US$271.9 million, a 29% increase compared to US$211.1 million for the full year 2009, due to strong growth in QIGI branded mobile sales, and strong growth in the Company’s gaming business, along with the Company’s stabilized ODP business. Gross profit for the full year 2010 was US$67.1 million, a 76% increase compared to US$38.2 million for the full year 2009, due to the strong growth in the Company’s QIGI branded mobile phone sales and its gaming business, both of which are higher gross margin businesses. Gross margin for the full year 2010 was 24.7% compared to 18.1% for the full year 2009. Income from operations for the full year 2010 was US$36.0 million, a 161% increase compared to US$13.8 million for the full year 2009, due the above noted growth in the Company’s higher gross margin businesses. Net income for the full year 2010 was US$27.3 million or US$0.56 and US$0.50 per basic and diluted weighted average outstanding ADS, compared to net income of US$6.3 million or US$0.15 and US$0.14 per basic and diluted weighted average outstanding ADS for the full year 2009.

Ms. Ouyang Yuping, TechFaith’s CFO, said, “TechFaith delivered an impressive fourth quarter, marking the end of a very strong 2010, with record net revenue and net income levels. For the fourth quarter, we remained focused on driving improvements in gross margin and profitability by developing and selling higher gross margin products. Growth was led by our ODP business, and our QIGI branded mobile phone business. Our gaming business continues to expand and is becoming much more meaningful to our overall corporate performance. TechFaith remains in a position of operating strength with continued growth expected in each of our businesses, along with a continued strong balance sheet with approximately US$3.75 per ADS in cash and cash equivalents.”
Mr. Deyou Dong, President and COO of TechFaith in charge of the Company’s mobile phone business, said, “We are pleased with the success of our mobile phone business. We continue to gain traction by supporting strong customer demand for our customized ODP mobile phones, QIGI branded phones for enterprise users and Disney phones for the consumer market. Of note, we are also seeing growth in diverse markets for our Android based smartphones, including China, India, Latin America, Europe and the United States.”
Mr. Defu Dong, Chairman and CEO of TechFaith, said, “We entered 2011 with high confidence and high expectations for TechFaith’s business. Our efforts throughout 2010 helped deliver impressive revenue growth and profitability, as our focused team continues to execute on a defined strategy. In the mobile phone business, we continue our strategy of developing and promoting customized products with higher gross margins to target local operators, branders, distributors and enterprise users. Our planned production capacity expansion is in-line with the anticipated growth for our ODP and branding businesses. We also have a lot to be excited about in our motion gaming business. Our motion gaming business is expected to achieve fast growth by leveraging a whole new concept and unique business model supported by strong intellectual property rights, motion game publishing and the development of PC online motion games. Expected developments for 2011 include the launch of a proprietary software package able to convert existing games into motion games; and the launch of new motion gaming controllers, a gaming console box and a satellite television box. Overall, we are very positive in our business outlook and growth prospects for 2011.”
First Quarter 2011 Outlook
The below forecast reflects typical seasonality in the first quarter and is TechFaith’s current and preliminary view, which is subjected to change. TechFaith currently expects continued growth in its ODP, branded and gaming businesses, with total revenue in the first quarter of 2011 to be in the range of US$78.0 million to US$81.0 million.
Investor Conference Call / Webcast Details
TechFaith will hold a conference call on Wednesday, March 2, 2011 at 8:00 a.m. U.S. Eastern Time (9:00 p.m. Wednesday, March 2, 2011 in Beijing). The dial-in phone number is +1-617-597-5393 or +1-866-356-4123. The conference call passcode is 60534096. A live webcast of the conference call will also be available on TechFaith’s website at www.techfaithwireless.com.
A replay of the call will be available approximately 2 hours after the conclusion of the live call through 10:00 a.m. U.S. Eastern Time on March 9, 2011, (11:00 p.m., March 9, 2011 in Beijing) by telephone at +1-617-801-6888. To access the replay, use passcode 37525388. A webcast replay will also be available at http://www.techfaithwireless.com.
About TechFaith (NASDAQ:CNTF)
TechFaith (NASDAQ: CNTF) is a China-based original developed product (“ODP”) provider focused on the original design and sales of mobile phone products. TechFaith aims to become a branded mobile phone specialist in differentiated market segments in the China market. TechFaith is also striving to build a leading PC and online gaming business through its wholly-owned subsidiary, 798 Entertainment Limited.

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TechFaith engages in the development and production of middle to high end handsets and tailor made handsets. TechFaith’s original developed products include: (1) multimedia phones and dual mode dual card handsets of multiple wireless technology combination such as GSM/GSM, GSM/CDMA, GSM/WCDMA, GSM/TD-SCDMA and UMTS/CDMA; (2) Windows-based smartphones and Pocket PC phones; and (3) handsets with interactive online gaming and professional game terminals with phone functionality.

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With the capability of developing Middleware Application MMI/UI software on 2G/2.5G(GSM/GPRS, CDMA1X), 3G(EV-DO, WCDMA/UMTS, TD-SCDMA) and 3.5G(HSDPA) communication technologies, TechFaith is able to provide Middleware Application MMI/UI software packages that fulfill the specifications of handset brand owners and carriers in the global market. For more information, please visit www.techfaithwireless.com.

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TechFaith is aiming to become a branded mobile phone specialist for differentiated market segments in the China market under TechFace, such as under its wholly-owned subsidiary brand name QIGI for smartphone business which targets enterprise users and operator tailored market, under Glomate brand, selling other brand names for girls and teenagers, under the Jungle brand name to target the market of outdoor sports enthusiasts.

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TechFaith is targeting motion, the mobile and online PC gaming markets through its websites www.17wee.com, www.798uu.com and www.798game.com with gaming content developed internally, co-developed and licensed from third parties.

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “outlook” and similar statements. Among other things, the business outlook and strategic and operational plans of TechFaith and management quotations contain forward-looking statements. TechFaith may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about TechFaith’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in TechFaith’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. TechFaith does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

CONTACTS:
In China:	In the U.S.:
Jay Ji	David Pasquale
China Techfaith Wireless Communication Technology Limited	Global IR Partners
Tel: 86-10-5822-8390	Tel: +1 914-337-8801
ir@techfaith.cn	cntf@globalirpartners.com

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In Thousands of U.S. Dollars, except share and per share/ADS data and unless otherwise stated)

	Three Months Ended	Three Months Ended		Year Ended
	September 30	December 31		December 31
	2010	2009	2010	2009	2010
Revenues:
ODP	$55,793	$59,273	$55,982	$210,588	$222,549
Brand name phone sales	11,252	—	14,366	—	38,462
Game	1,548	488	6,527	488	10,866

Total net revenues	68,593	59,761	76,875	211,076	271,877

Cost of revenues:
ODP	45,753	50,060	45,646	172,801	180,517
Brand name phone sales	6,454	—	7,706	—	22,066
Game	23	64	2,067	64	2,202

Total cost of revenues	52,230	50,124	55,419	172,865	204,785

Gross Profit	16,363	9,637	21,456	38,211	67,092

Operating expenses:
General and administrative	2,980	2,947	5,591	9,625	14,711
Research and development	3,001	3,199	2,853	12,040	11,613
Selling and marketing	1,441	828	1,771	3,241	6,084
Exchange gain	(40)	(8)	(65)	(25)	(85)

Total operating expenses	7,382	6,966	10,150	24,881	32,323

Government subsidy income	—	207	8	481	159
Other operating income	168	—	767	—	1,109

Income from operations	9,149	2,878	12,081	13,811	36,037
Interest expense	(201)	(366)	—	(623)	(731)
Interest income	240	169	252	667	882
Investment income	—	—	142	—	142
Other income (expense), net	—	171	(120)	115	(101)
Change in fair value of derivatives embedded in Convertible notes	(3,329)	1,831	—	(5,270)	1,280
Change in fair value of put option	(30)	(27)	(30)	(84)	(123)

Income before income taxes	5,829	4,656	12,325	8,616	37,386
Income tax expenses	(2,538)	(1,215)	(2,812)	(3,642)	(9,458)

Net income	3,291	3,441	9,513	4,974	27,928
Less: net (income) loss attributable to the noncontrolling interest	1,015	(329)	(659)	1,363	(631)

Net income attributable to TechFaith	$4,306	$3,112	$8,854	$6,337	$27,297

Net income attributable to TechFaith per share
Basic	$0.01	$0.00	$0.01	$0.01	$0.04

Diluted	$0.01	$0.00	$0.01	$0.01	$0.03

Net income attribute to TechFaith per ADS
Basic	$0.09	$0.07	$0.17	$0.15	$0.56

Diluted	$0.09	$0.07	$0.17	$0.14	$0.50

Weighted average shares outstanding
Basic	734,884,532	650,043,806	794,003,193	650,057,866	732,784,822

Diluted	734,889,995	776,158,621	794,003,193	720,889,120	795,843,605

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In Thousands of U.S. Dollars)

	December 31, 2009	September 30, 2010	December 31, 2010
Assets
Current assets:
Cash	$130,544	$179,433	$198,536
Accounts receivable	28,992	19,137	19,241
Amount due from a related party	9,941	10,644	8,061
Inventories	22,937	21,258	17,745
Prepaid expenses and other current assets	12,420	7,685	7,997
Deferred tax assets-current	—	—	163

Total current assets	204,834	238,157	251,743

Plant, machinery and equipment, net	20,902	19,663	41,832
Construction in progress	23,680	24,564	2,576
Acquired intangible assets, net	645	2,930	2,799
Goodwill	606	1,848	1,848
Long-term investment	—	—	3,155

Total assets	$250,667	$287,162	$303,953

Liabilities and equity
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to China Techfaith Wireless Communication Technology Limited, $30, $nil and $nil as of December 31, 2009, September 30, 2010 and December 31, 2010, respectively)	$10,514	$7,664	$7,819
Amounts due to related parties	266	44	46
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to China Techfaith Wireless Communication Technology Limited, $223, $963 and $1,272 as of December 31, 2009, September 30, 2010 and December 31, 2010, respectively)	11,283	11,674	15,195
Advance from customers (including advance from customers of the consolidated variable interest entities without recourse to China Techfaith Wireless Communication Technology Limited, $178, $365 and $339 as of December 31, 2009, September 30, 2010 and December 31, 2010, respectively)	4,720	7,453	7,450
Deferred revenue	755	283	291
Income tax payable (including income tax payable of consolidated variable interest entities without recourse to China Techfaith Wireless Communication Technology Limited, $25, $1,219 and $1,282 as of December 31, 2009, September 30, 2010 and December 31, 2010, respectively)	1,162	2,723	3,175

Total current liabilities	28,700	29,841	33,976

Convertible notes and embedded derivatives	15,441	—	—
Long-term loan	—	290	290
Deferred tax liability-noncurrent	—	149	140

Total liabilities	44,141	30,280	34,406

Equity
Ordinary shares of par value $0.00002	13	16	16
Additional paid-in capital	113,657	138,116	138,116
Treasury stock, at cost	(199)	—	—
Accumulated other comprehensive income	23,863	28,074	31,097
Statutory reserve	10,993	10,993	16,679
Retained earnings	55,866	74,309	77,477

Total TechFaith shareholders’ equity	204,193	251,508	263,385

Noncontrolling interest	2,333	5,374	6,162

Total equity	206,526	256,882	269,547

Total liabilities and equity	$250,667	$287,162	$303,953